Park National Corporation

50 North Third Street

Newark, OH 43058

March 22, 2012

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Re:	Park National Corporation – Application for Withdrawal of Registration Statement on Form S-3 (File No. 333-180121)

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Park National Corporation (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the immediate withdrawal of the Company’s Registration Statement on Form S-3 (File No. 333-180121), together with all exhibits thereto (collectively, the “Registration Statement”). The Registration Statement was filed with the Commission on March 15, 2012.

The Company requests withdrawal of the Registration Statement because the Registration Statement was filed inadvertently using the EDGAR submission type S-3 rather than S-3ASR. The Registration Statement has not been declared effective by the Commission and none of the securities covered by the Registration Statement have been sold.

Accordingly, the Company respectfully requests that the Commission issue an order granting the withdrawal of the Registration Statement as soon as reasonably practicable.

Please fax a copy of the order granting withdrawal of the Registration Statement to the Company’s legal counsel, Vorys, Sater, Seymour and Pease LLP at (614) 719-5186, Attention: Adam L. Miller.

The Company requests, in accordance with Rule 457(p) of the Securities Act, that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Company’s account for future use.

If you have any questions regarding this request for withdrawal, please contact Adam L. Miller of Vorys, Sater, Seymour and Pease LLP at (614) 464-6250.

Thank you for your attention to this matter.

Very truly yours,

/s/ C. Daniel DeLawder

C. Daniel DeLawder

Chairman of the Board and Chief Executive Officer